Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: April 16, 2019

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s Fixed-to-Floating Rate Notes due 2048 described under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 16, 2019 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2048

Currency:	USD

Reopening Size:	$1,500,000,000

Total Amount Outstanding Following Reopening:	$3,500,000,000

Maturity:	November 15, 2048

Fixed Rate Period:	From and including November 15, 2018 to but excluding November 15, 2047

Floating Rate Period:	From and including November 15, 2047 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Yield:	2.979%

Spread to Benchmark Treasury:	+115 basis points

Reoffer Yield:	4.129%

Fixed Rate Coupon:	3.964%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 1.38%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Three-month LIBOR

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	97.246% of face amount plus accrued and unpaid interest of $26,261,500 from, and including, November 15, 2018 to, but excluding, April 24, 2019

Proceeds (Before Expenses) to Issuer:	$1,445,565,000 (96.371%) plus accrued and unpaid interest of $26,261,500 from, and including, November 15, 2018 to, but excluding, April 24, 2019

Interest Payment Dates:	During the Fixed Rate Period, each May 15 and November 15, beginning May 15, 2019 and including November 15, 2047, and during the Floating Rate Period, each of February 15, 2048, May 15, 2048, August 15, 2048 and November 15, 2048

Business Day:	New York and London

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, prior to November 15, 2047 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on November 15, 2047 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 15, 2048 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 16, 2019 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PAL0 / US46647PAL04

Trade Date:	April 16, 2019

Settlement Date:	April 24, 2019 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ANZ Securities, Inc.

BMO Capital Markets Corp

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Siebert Cisneros Shank & Co., L.L.C.

The Williams Capital Group, L.P.

The notes are being offered as part of a reopening of a series of previously issued notes, as described in the prospectus supplement, subject to completion, relating to this offering. The notes offered hereby will have the same terms (except as to issue date, issue price and first interest payment date) as, and will be fungible with, the notes previously issued.

Settlement Period: The closing will occur on April 24, 2019 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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